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                                                                     EXHIBIT 138

                                                                 [INTEROIL LOGO]

15 April 2003

                      SUPPLEMENTARY FILING - RHINO PROSPECT

THIS DISCLOSURE IS NOT BASED ON A NP 2-B REPORT AND IS BASED ON INTEROIL'S MANAGEMENT DUE DILIGENCE AND INTERNAL REPORTS. THERE ARE NO RESERVE ESTIMATES AS PER NP 2-B RESERVE DEFINITIONS.

The Rhino Prospect has been identified as a prospect to be drilled by InterOil in PPL 238 in Papua New Guinea. Since PPL 238 was awarded in March 2003 InterOil has spudded Moose-1 which is currently drilling. InterOil has 100% Working Interest subject to farmin and Government dilution.

The nearest wells include the Subu stratigraphic wells drilled by InterOil in August 2001, and the Puri-1 well drilled in 1957-9 that flowed 1610 bopd on test (from well report and other papers). The nearest commercial production is the South East Gobe field approximately 200 km to the northwest.

The potential field size is calculated using a deterministic computation. The input parameters are based on the Subu stratigraphic well core data and regional data. The most significant parameters are:

         -        Area - structural modeling based on field mapping

         -        Net Pay - based on nearby Subu cores and regional data

         -        Porosity - from Subu core data and regional data

         -        Recovery Factor - conservative estimate compared to PNG data
                  (60%)

Third party technical studies have been performed by an Australian Government entity, the Petroleum Division of CSIRO (Commonwealth Science and Industry Research Organisation). They reported on the porosity, sedimentation and hydrocarbon properties of core from Subu-1 and -2. CSIRO identified three sources for hydrocarbons in the Subu core that are early to peak mature for oil. The resource estimate assumes the structure is full of oil (rather than gas or gas cap) to the spill point.

Third party engineering development feasibility studies by Universal ENSCO Inc have generated costs that were used in a Net Present Value economic model generated by ANZ Infrastructure Services. This model indicates that with capital expenditures of US$30 million or less and a crude sale price of US$22 per barrel, recoverable reserves of 5-7 million bbls would be economic.

The geologist that prepared the pre-drill resource estimate is Mr. Dave Holland (BSc Hons, Sydney), an experienced PNG geologist who is employed by InterOil. The work

                              InterOil Corporation
               Level 7, 33 York Street, Sydney NSW 2000 Australia
   Telephone: 61 2 9279 2000 Facsimile; 61 2 9279 2222 Web: www.inteiroil.com

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has been checked by Mr. Andy Carroll (BA, MA, Cambridge) an engineer belonging to the Society of Petroleum Engineers, Australasia.

                        SECTION 4.8 - DISCLOSURE CONCERNING PROSPECTS

ITEM                                                     INTEROIL RESPONSE
-------------------------------------------------------------------------------------------------
(a)    the location and basin name;                    PPL 238 in the Eastern Papuan Basin, Papua
                                                       New Guinea

(b)    the distance to the nearest analogous           Gobe fields are approximately 200 km (125
       commercial production;                          miles) from Prospect

(c)    the drilling commencement and                   Scheduled for May-June, 2003
       completion dates;


(d)    the name, geologic age and lithology of the     Primary Target - Late Cretaceous Pale and
       Target zone;                                    Subu marine quartz sandstones. Secondary
                                                       target - Eocene limestone

(e)    the depth of the target zone;                   1500-2000 m

(f)    the estimated cost to drill and test a well     About US$1,400,000 on a dry hole basis
       to the target depth;

(g)    the range of pool of field sizes and the        Pre-drill resource estimate approximately
       probability of success and risks;               1,000 million bbls, based on prospect
                                                       parameters described below. Foldbelt Trend
                                                       to the NW Probability of Success ("POS") is
                                                       about 1 in 4, but there is insufficient nearby
                                                       data to give a POS for this well. The largest
                                                       oilfield in PNG is Kutubu (2P reserves 338
                                                       million barrels -The 2P ultimate recoverable
                                                       reserves, of which 268 million barrels have
                                                       been produced, was provided in the PNG DPE
                                                       Annual Report and Oil Search Annual Report, in
                                                       2001. Oil Search is a company publicly listed
                                                       on the Australian Stock Exchange.)

(h)    the product type reasonably expected;           Light (42 deg API) sweet crude oil and
                                                       associated gas

(i)    the reporting issuer's gross and net            InterOil's gross interest is 100% in the 4.2
       interest, expressed in acres, and its gross     million acres within PPL238. After PNG
       and net interest in any production or           Government dilution, InterOii's net interest
       reserves;                                       may be reduced to 77.5%. Farmin participation
                                                       will further dilute InterOil's effective
                                                       interest.

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
(j)    the identity and relevant experience of         Operator is SPI(208) Limited, a wholly owned
       the operator;                                   subsidiary of InterOil Corporation, that has
                                                       Operated since 1999, has drilled 2 stratigraphic
                                                       wells, and is currently drilling  Moose-1.

(k)    expected marketing and transportation           Barge and/or pipeline to InterOil refinery
       arrangements;                                   currently under construction in Port
                                                       Moresby, the Capital of PNG.

(l)    the price environment.                          Light sweet crude oil in Asia sells for about
                                                       the WTI price.

                   PARAMETERS USED IN VOLUMETRIC CALCULATIONS

PALE AND SUBU SANDSTONES

The Pale and Subu Sandstones represent the primary reservoir target within PPL238. The only penetration is in two stratigraphic core holes drilled in 2001 at the Aure Scarp. Reservoir Parameters used in this Lead and Prospect Assessment are based on the results obtained from the Subu 1 and 2 core analysis (Barclay, 2002) and a review of regional correlative units.

Porosity

The recorded core porosity ranges up to 16% porosity and 1700md permeability (Barclay, 2002). A value of 13% has been used in volumetric calculations for sandstone.

Net Pay

In the Subu cores an estimated 266m true stratigraphic thickness of quartz arenite sandstone was encountered. The preliminary results of a petrographic study and porosity and permeability analysis of the sandstone indicate an approximate 60% net/gross for the unit. This suggests approximately 160 metres of net pay in the Subu cores rounded down to 150 metres in the volumetric calculations.

Regional correlatives of the Pale Sandstone including the Ekmai Sandstone in Irian Jaya suggest the stratigraphic thickness (TST) of these Campanian Quartz Sandstones can exceed 400m.

Carbonate Reservoirs

The Eocene limestone represents a secondary target in PPL 238. The thickness of the limestone units varies (40 m at Puri to 900 m at the Aure Scarp) regionally and the thickness of the limestone used in volumetric calculations is based on regional isopach maps. The reservoir properties used in the calculations are those used by the previous operator (Carman, 1990) and are considered reasonable and conservative.

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Recovery Factor for Oil

A value of 30% recovery is a conservative estimate, given the historical recovery factor of 60% of initial oil in place for Kutubu Field to the west of PPL238 (Fitzmorris, 1996, Aziz-Yarand and Livingston (1996) and PetroVal Australia 2002).

Oil Saturation

For Oil Saturation a value of 85% (or water saturation of 15%) is used. These is a representative figures and correlates well with the log derived water saturations for the Toro Reservoir in the Kutubu Field (Aziz-Yarand and Livingston (1996).

REFERENCES:

Mason and McConachie, 2000, Cross Catalina Anticline: An Oil Accumulation in the New Guinea Fold Belt in Proceedings of the 4th PNG Petroleum Convention,

Barclay and Pickle, 2001, CSIRO Technical Report on the Pale sandstone

Aziz-Yarand and Livingston 1996. In Proceedings of the 3rd PNG Petroleum Convention,

PetroVal Australia, 2002 in Information Memorandum - for Merger between Orogen Minerals and Oil Search Limited).

Fitzmorris, 1996, In Proceedings of the 3rd PNG Petroleum Convention,

"Towards Development - the Long History of Petroleum Exploration in PNG" by Frank Rickwood, Oil Search Limited, 1990 PNG Conference Proceedings "The well flowed significant quantities of oil (1610 bopd)"

Department of Petroleum and Energy, 2000 Annual Report on Petroleum Activity in Papua New Guinea: Exploration Branch December 2000

SUBMITTED BY:

/s/ Andy Carroll
------------------------

ANDY CARROLL,
GENERAL MANAGER, E & P
INTEROIL CORPORATION